Holodia
Posted by Pavle Lazarević
Admin 26 Jun ·

Hello HOLOFIT Friends and Family, we have something important to share!

This has been brewing for a long time.....ever since we launched on the Oculus platform our members have been asking us: **can we invest in your company?** Sometimes it was because they saw the opportunity to get in on the exploding VR fitness market and earn good money, other times it was out of pure love for the product we made: HOLOFIT.

We decided to wait. Not because we didn't want to share, but because we wanted to make sure that we first prove our product value, confirm our future growth and offer the best conditions to everyone.

Now, the time is right.

We **grew more than 10x since last year**, we are backed by some of the leading global entertainment companies (**NBC Universal and Comcast** are some of our investors), and we are preparing to expand our market in partnership with the owners of TikTok.

And the VR market is finally ready for mass adoption and amazing growth.

👉 Meta Oculus is preparing a fitness-ready headset, and they bought Supernatural VR, the other leading VR fitness app, last year for $400 million.

👉 Apple is preparing to launch its own VR headset, and are predicting it will replace phone use by 2030.

👉 VR sales grew more than 250% in Q1 '22 alone!

This is why we decided to open this opportunity for our